

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 26, 2015

Via E-mail
Xingxue Tong
Chief Executive Officer
LDK Solar CO., Ltd.
High-Tech Industrial Park, Xinyu City
Jiangxi Province 338032, People's Republic of China

> **Re: LDK Solar CO., Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed October 13, 2015**
> **File No. 333-205446**

Dear Mr. Tong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

Selling Securityholders, page 29

1.   We note your response to prior comment 1; however, the sum of the amounts listed in your "2018 notes" column does not correspond to the amount in your fee table on the facing page of your registration statement.   Please reconcile the information in the table on page 29 with the fee table.

Signatures, page II-3

2.   We note your response to prior comment 3. If your "Assistant Financial Controller" is signing in the capacity of your controller, please say so clearly using the term "controller" on the Signatures page of your registration statement. If the individual is

          signing in the capacity of "principal accounting officer," please say so clearly using the term "principal accounting officer" on the Signatures page of your registration statement. Your registration statement must be signed by your controller or principal accounting officer. See Instructions 1 and 2 to the Signatures page of Form F-3.

3.   Where you refer to an amendment number on your Signatures page, please ensure that you refer to the correct number.

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Timothy Li, Esq.
        Sidley Austin LLP